                     SCHEDULE 14A INFORMATION
             Proxy Statement Pursuant to Section 14(a)
                              of the
                 Securities Exchange Act of 1934
                       (Amendment No. ____)

Filed by the Registrant [X]
Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ]  Preliminary Proxy Statement        [  ] Confidential, for Use of the
                                             Commission Only (as permitted
                                             by Rule 14a-6(e)(2))
[X]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Sec. 240.14a-11(c) or Sec. 240.14a-12

                            WICOR, Inc.
          -----------------------------------------------
         (Name of Registrant as Specified in its Charter)

-----------------------------------------------------------------------
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), 14a-6(i)(2) or
     Item 22(a)(2) of Schedule 14A.

[ ] $500 per each party to the controversy pursuant to Exchange Act Rule 14a-6(i)(3).

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11

     1)  Title of each class of securities to which transaction applies:

     2)  Aggregate number of securities to which transaction applies:

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

     4)  Proposed maximum aggregate value of transaction:

     5)  Total fee paid:

[ ]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)  Amount Previously Paid:

     2)  Form, Schedule or Registration Statement No.:

     3)  Filing Party:

          4)  Date Filed:

                               WICOR
                     626 East Wisconsin Avenue
                           P.O. Box 334
                       Milwaukee, WI  53201

             NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                     To Be Held April 27, 1995


To the Shareholders of
WICOR, Inc.:

     NOTICE IS HEREBY GIVEN THAT the Annual Meeting of Shareholders of
WICOR, Inc. will be held Thursday, April 27, 1995, at 2:00 P.M. (local time), at the Italian Community Center, 631 East Chicago Street, Milwaukee, Wisconsin, for the following purposes:

      1. To elect four directors to hold office until the 1998 Annual Meeting of Shareholders and until their successors are duly elected and qualified.

      2. To consider and act upon any other business which may be properly brought before the Annual Meeting or any adjournment thereof.

     The close of business Friday, February 17, 1995, has been fixed as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the Annual Meeting and any adjournment thereof.

     A proxy and Proxy Statement are enclosed herewith.

                                      By Order of the Board of Directors



                                      Robert A. Nuernberg
                                      Secretary

March 10, 1995

     YOUR VOTE IS IMPORTANT. TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE DATE THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS, SIGN EXACTLY AS YOUR NAME APPEARS, AND RETURN IMMEDIATELY.

                               WICOR
                     626 East Wisconsin Avenue
                           P.O. Box 334
                    Milwaukee, Wisconsin 53201

                          PROXY STATEMENT
                                FOR
                  ANNUAL MEETING OF SHAREHOLDERS
                     To Be Held April 27, 1995


     This Proxy Statement is being furnished to shareholders by the Board of Directors of WICOR, Inc. (the "Company") beginning on or about March 10, 1995, in connection with a solicitation of proxies by the Board of Directors of the Company (the "Board") for use at the Annual Meeting of Shareholders (the "Annual Meeting") to be held on Thursday, April 27, 1995, at 2:00 P.M.(local time), at the Italian Community Center, 631 East Chicago Street, Milwaukee, Wisconsin, and at all adjournments thereof, for the purposes set forth in the attached Notice of Annual Meeting of Shareholders.

     Execution of a proxy given in response to this solicitation will not affect a shareholder's right to attend the Annual Meeting and to vote in person. Presence at the Annual Meeting of a shareholder who has signed a proxy does not in itself revoke a proxy. Any shareholder giving a proxy may revoke it at any time before it is exercised by giving notice thereof to the Company in writing or in open meeting. Unless so revoked, the shares represented by proxies received by the Board will be voted at the Annual Meeting and at any adjournment thereof. A properly executed proxy will be voted as directed therein by the shareholder.

     Only holders of record of the Company's Common Stock, $1 par value ("Common Stock"), at the close of business on February 17, 1995, are entitled to vote at the Annual Meeting and at any adjournment thereof. On that date, the Company had outstanding and entitled to vote 16,933,944 shares of Common Stock. The record holder of each outstanding share of Common Stock is entitled to one vote per share.

     The Company is a holding company. Its subsidiaries include Wisconsin Gas Company ("Wisconsin Gas"), Sta-Rite Industries, Inc. ("Sta-Rite") and SHURflo Manufacturing Co. ("SHURflo").


                ITEM NO. 1:  ELECTION OF DIRECTORS

     The Board consists of 10 directors. The Company's By-laws provide that the directors shall be divided into three classes, with staggered terms of three years each. At the Annual Meeting, shareholders will elect four directors to hold office until the 1998 Annual Meeting of Shareholders and until their successors are duly elected and qualified. Directors are elected by a plurality of the votes cast (assuming a quorum is present at the Annual Meeting). Consequently any shares not voted, whether due to abstentions, broker non-votes or otherwise, have no impact on the election of directors. However, abstentions and broker non-votes are counted in determining whether a quorum is present at the meeting.

     Unless shareholders otherwise specify, the shares represented by the proxies received will be voted "FOR" the indicated nominees for election as directors. The Board has no reason to believe that any of the listed nominees will be unable or unwilling to continue to serve as a director if elected. However, in the event that any nominee should be unable or for good cause unwilling to serve, the shares represented by proxies received will be voted for another nominee selected by the Board.

     The following tabulation sets forth information regarding the four nominees for election as directors and the six continuing directors. Except as otherwise noted, each such person has engaged in the principal occupation or employment and held the offices shown for more than the past five years.

       A photograph of each director and director continuing in office appears adjacent to the nominee's/director's name and personal information.


          NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS
             For Three-Year Terms Expiring April, 1998


WENDELL F. BUECHE               Mr. Bueche, 64, is the Chairman, Chief
Compensation (Chairman)         Executive Officer and a director of
  and Retirement Plans          IMC Global, Inc., a producer
  Investment Committees         of fertilizers.  He was named to that
Director since 1984             position in 1993.  Mr.  Bueche
                                previously was Chairman, President and
                                Chief Executive Officer of Allis-
                                Chalmers Corporation.  Mr. Bueche is a
                                director of Marshall & Ilsley
                                Corporation and M&I Marshall & Ilsley
                                Bank.

DANIEL F. McKEITHAN, JR.        Mr. McKeithan, 59, is President, Chief
Compensation and Retirement     Executive Officer and a director of
  Plans Investment Committees   Tamarack Petroleum Company, Inc., an
Director since 1989             operator of producing oil and gas
                                wells.  He has held that position
                                since 1981.  He is also President and
                                Chief Executive Officer of Active
                                Investor Management, Inc., a manager
                                of oil and gas wells.  He has held
                                that position since 1984.  From 1976
                                to 1982 he was Chairman of Jos.
                                Schlitz Brewing Co.  He is a director
                                of Firstar Corporation and The Marcus
                                Corporation, and is a trustee of The
                                Northwestern Mutual Life Insurance
                                Company.

GEORGE E. WARDEBERG             Mr. Wardeberg, 59, is President and
Nominating Committee            Chief Executive Officer of the
Director since 1992             Company and Chairman of Wisconsin Gas,
                                Sta-Rite and SHURflo.  He has held
                                these positions since 1994.
                                Previously, he was President and Chief
                                Operating Officer of the Company from
                                1992 to 1994; Vice Chairman of
                                Wisconsin Gas and SHURflo from 1993 to
                                1994; Vice Chairman and Chief
                                Executive Officer of Sta-Rite from
                                1993 to 1994; Vice President - Water
                                Systems of Sta-Rite from 1989 to 1992;
                                and Vice Chairman and Chief Operating
                                Officer of Whirlpool Corporation from
                                1985 to 1989. He is a director of M&I
                                Marshall & Ilsley Bank.

ESSIE M. WHITELAW               Ms. Whitelaw, 46, is President and
Audit and Retirement            Chief Operating Officer of Blue
  Plans Investment Committees   Cross & Blue Shield United of
Director since 1992             Wisconsin, a comprehensive health care
                                insurer.  She has held that position
                                since 1992.  Prior thereto, she was
                                Vice President - Southeastern Region
                                from 1988 to 1992, Vice President -
                                Claims from 1987 to 1988, and Vice
                                President - Customer Service from 1986
                                to 1987 of Blue Cross & Blue Shield
                                United of Wisconsin.  She is a
                                director of Universal Foods
                                Corporation.

      MEMBERS OF THE BOARD OF DIRECTORS CONTINUING IN OFFICE
                    Terms Expiring April, 1996


JERE D. McGAFFEY                Mr. McGaffey, 59, is a partner in the
Nominating (Chairman) and       law firm of Foley & Lardner. (1) He
Retirement Plans Investment     has been in practice with that firm
  Committees                    since 1961 and has been a partner
Director since 1980             since 1968.  Mr. McGaffey is a
                                director of Smith Investment Company.

THOMAS F. SCHRADER              Mr. Schrader, 45, is President and
Director since 1988             Chief Executive Officer of Wisconsin
                                Gas and Vice President of the Company.
                                He has been with Wisconsin Gas since
                                1978, serving as Vice President from
                                1983 to 1986, Executive Vice President
                                from 1986 to 1988 and President and
                                Chief Operating Officer from 1988 to
                                1990.  He assumed his current position
                                with Wisconsin Gas in 1990.  He was
                                elected Vice President of the Company
                                in 1988.  Mr. Schrader is a director
                                of Firstar Trust Company.

STUART W. TISDALE               Mr. Tisdale, 66, served as Chairman
Audit and Nominating            and Chief Executive Officer of the
   Committees                   Company from 1986 until his retirement
Director since 1980             in February 1994.  He is a director of
                                Marshall & Ilsley Corporation, M&I
                                Marshall & Ilsley Bank, Modine
                                Manufacturing Co. and Twin Disc Inc.


      MEMBERS OF THE BOARD OF DIRECTORS CONTINUING IN OFFICE
                    Terms Expiring April, 1997

WILLIE D. DAVIS                 Mr. Davis, 60, is President, Chief
Audit and Nominating            Executive Officer and a director of
  Committees                    All Pro Broadcasting, Inc., which owns
Director since 1990             and operates radio stations in Los
                                Angeles and Milwaukee.  Mr. Davis is a
                                director of Alliance Bank, The Dow
                                Chemical Co., Johnson Controls, Inc.,
                                Kmart Corp., L.A. Gear Inc., MGM Grand
                                Inc., Rally's Hamburgers, Inc., Sara
                                Lee Corporation and Strong Cornelius
                                Capital Management, Inc.

GUY A. OSBORN                   Mr. Osborn, 59, is Chairman, Chief
Audit (Chairman) and            Executive Officer and a director of
  Compensation Committees       Universal Foods Corporation, an inter-
Director since 1987             national manufacturer and marketer of
                                value-added food products.  He joined
                                Universal Foods in 1971 and held
                                several executive positions before
                                becoming President and Chief Operating
                                Officer in 1984.  He  was elected
                                President and Chief Executive Officer
                                in 1988 and assumed his current
                                position in 1990.  He is a director of
                                Firstar Corporation, Firstar Bank
                                Milwaukee, N.A., and Fleming
                                Companies, Inc., and is a Trustee of
                                Northwestern Mutual Life Insurance
                                Company.

WILLIAM B. WINTER               Mr. Winter, 66, is Retired Chairman,
Nominating and Retirement       Chief Executive Officer and Director
  Plans Investment              of Bucyrus-Erie Company, a
  (Chairman) Committees         manufacturer of mining machinery, and
Director since 1980             its parent corporation B-E Holdings
                                Inc. (2).  He joined Bucyrus-Erie in
                                1953 and was Chairman and Chief
                                Executive Officer from 1988 until his
                                retirement in 1994.


(1) Foley & Lardner was retained in 1994 by the Company and its subsidiaries to provide legal services and has been similarly retained in 1995.

(2) On February 18, 1994, B-E Holdings, Inc. and Bucyrus-Erie Company filed a voluntary prepackaged joint plan of reorganization in the United States Bankruptcy Court. On December 1, 1994, the Bankruptcy Court approved the plan of reorganization. The companies were released from bankruptcy on December 14, 1994.


                      THE BOARD OF DIRECTORS

General
-------
     The Board held eight meetings in 1994. Each director attended at least 75% of the total of such meetings and meetings of any committees on which such director served. The Board maintains standing Audit, Nominating and Compensation Committees.

     The Audit Committee held two meetings in 1994.  The committee's func-

tions include recommending the selection of the independent auditors each year; consulting with the independent auditors regarding the scope and plan of audit, internal controls, fees, non-audit services (including the possible effect of such services on the independence of the auditors), the audit report and related matters; reviewing other accounting, internal audit and financial matters; investigating accounting, auditing or financial exceptions which may occur; and overseeing the corporate compliance programs of the Company and its subsidiaries.

     The Nominating Committee held two meetings in 1994. The committee's functions include recommending those persons to be nominated by the Board for election as directors of the Company at the next Annual Meeting of Share-

holders and recommending the person to fill any unexpired term on the Board which may occur. The committee will consider nominees recommended by share-

holders, but has no established procedures which must be followed to make recommendations.

     The Compensation Committee held three meetings in 1994. The committee's functions include reviewing and recommending adjustments to the salaries of the officers of the Company and its subsidiaries and administering the 1981 Stock Option Plan, the 1987 Stock Option Plan, the 1992 Director Stock Option Plan, the 1994 Long-Term Performance Plan and the other incentive compensation plans of the Company and its subsidiaries.

Compensation of Directors
-------------------------
     The Company pays its directors who are not officers of the Company, Wisconsin Gas, Sta-Rite or SHURflo an annual retainer fee of $10,000, plus $600 for each meeting they attend of the Board and committees of the Board on which they serve. Committee chairmen are paid an additional annual retainer fee of $1,000. Committee chairmen receive meeting fees for meetings with the Chief Executive Officer of the Company in preparation for regular committee meetings. Wisconsin Gas pays its directors who are not officers of the Company, Wisconsin Gas, Sta-Rite or SHURflo an annual retainer fee of $7,000, plus $600 for each meeting of the Wisconsin Gas board they attend.

Directors who are also officers of the Company, Wisconsin Gas, Sta-Rite or SHURflo receive no fees for service as directors of those companies. Presently, all directors of the Company are also directors of Wisconsin Gas.

     Non-employee directors participate in the 1992 Director Stock Option Plan, pursuant to which options to purchase 2,000 shares of Common Stock are automatically granted annually on the fourth Tuesday in February to each non-employee director. The exercise price per share for options granted under the 1992 Director Stock Option Plan is equal to the fair market value of a share of Common Stock on the date of grant. On February 22, 1994, Messrs. Bueche, Davis, McGaffey, McKeithan, Osborn, Tisdale and Winter and Ms. Whitelaw each received an option to purchase 2,000 shares of Common Stock at a per-share exercise price of $30.4375. Options granted under the 1992 Director Stock Option Plan are immediately exercisable and have a ten-year term; provided, however, that no option may be exercised after 24 months have elapsed from the date the optionee ceased being a director. On February 28, 1995, options to purchase an additional 2,000 shares of Common Stock were granted to the non-employee directors at a per-share exercise price of $28.75.

     The Company and Wisconsin Gas each maintain a deferred compensation plan for active directors which entitles a director of the respective corporation to defer directors' fees until the director ceases to be an active director. All amounts deferred are unsecured and accrue interest at the prevailing announced prime interest rate of a major commercial bank.

     The Company and Wisconsin Gas maintain retirement plans for directors who are not officers of the Company or its subsidiaries, have reached the age of 65, and have served at least five years as a director of the Company or Wisconsin Gas. Retired directors receive essentially the same annual compensation as active directors receive ($16,000 from the Company and $11,200 from Wisconsin Gas for 1994). Retirement benefits are payable for a period equal to the director's service as a director, up to 10 years, or until the death of the retired director, whichever occurs earlier.


                 SECURITY OWNERSHIP OF MANAGEMENT

     The following tabulation sets forth the number of shares of Common Stock beneficially owned, as of February 28, 1995, by each director and nominee, each executive officer named in the Summary Compensation Table, and all directors and executive officers as a group.

                                  Amount and Nature
  Title of         Name of          of Beneficial   Percent of
   Class                          Beneficial Owner   Ownership (1)(2)(3)      Class (4)
------------                    --------------------                    ---------------------    ----------
Common Stock                    Wendell F. Bueche            8,359           -
            Willie D. Davis              6,500           -
            James C. Donnelly           56,956           -
            Jere D. McGaffey             8,908           -
            Daniel F. McKeithan,Jr.                          7,000           -
            Robert A. Nuernberg         44,213           -
            Guy A. Osborn                8,000           -
            Thomas F. Schrader         108,232           -
            Stuart W. Tisdale          135,506 (5)       -
            George E. Wardeberg         40,917           -
            Joseph P. Wenzler          116,175 (6)       -
            Essie M. Whitelaw            6,000           -
            William B. Winter            8,553           -

            All directors and          553,319           3.3%
            executive officers as
            a group (13 persons)
/TABLE

(1) Each beneficial owner exercises sole voting and investment power with respect to the shares shown as owned beneficially, except as noted in footnotes (3), (5) and (6).

(2) Includes the following numbers of shares covered under options exercisable as of or within 60 days of February 28, 1995: Mr. Donnelly, 51,483; Mr. Nuernberg, 34,766; Mr. Schrader, 79,133; Mr. Wardeberg, 7,000; Mr. Wenzler, 74,100; Mr. Tisdale, 4,000; Messrs Bueche, Davis, McGaffey, McKeithan, Osborn and Winter and Ms. Whitelaw, 6,000 each; and all directors and executive officers as a group, 265,400.

(3) Includes the following numbers of shares of restricted stock over which the holders have sole voting but no investment power: Mr. Donnelly, 4,000; Mr. Nuernberg, 800; Mr. Schrader, 4,000; Mr. Wardeberg, 6,000; and Mr. Wenzler, 3,000; and all directors and executive officers as a group, 17,800. The restricted stock vests in 1997 if the Company's total return to shareholders for the three-year period 1994-96 exceeds a pre-established goal.

(4) Where no percentage figure is set out in this column, the person owns less than 1% of the outstanding shares.

(5)  Includes 4,852 shares owned by Mr. Tisdale's spouse.

(6)  Includes 526 shares owned by Mr. Wenzler's spouse.



                      EXECUTIVE COMPENSATION

     The following tabulation is a three-year summary of the compensation awarded or paid to, or earned by, the persons who served as Company's chief executive officer during 1994 and each of the Company's four other most highly compensated executive officers whose total cash compensation exceeded $100,000 in 1994.

                                         SUMMARY COMPENSATION TABLE

                                                                               Long Term
                                              Annual Compensation         Compensation Awards
                                     ---------------------------------------         -------------------------
                                                                                     Securities
                                                            Other Annual              Restricted    Underlying     All Other
Name and Principal                                          Compensation                Stock        Options/      Compensation
Position                      Year   Salary($)   Bonus($)      ($)(1)   Awards($)(2)   SARs(#)   ($) (3)
--------------------------------     ----      ----------   ----------- ------------ ------------   ----------     ------    ------
Stuart W. Tisdale, Chairman   1994   $106,681(5)            $   33,538  $   25,170             $       0           $     2,302
  and Chief Executive Officer of     1993       488,750        244,375                            26,100                19,533
  the Company and Chairman of 1992    470,000     145,000                               25,000      14,574
  Wisconsin Gas, Sta-Rite
  and SHURflo (4)

George E.Wardeberg, President and    1994      327,500         113,200               $   185,250       15,000           19,241
  Chief Executive Officer of the     1993      272,000         150,000      52,459                18,000                16,257
  Company and Chairman of Wiscon-    1992      220,567          37,825                             6,000                 4,364
  sin Gas, Sta-Rite and SHURflo(6)

Thomas F. Schrader, Vice President   1994      264,925          65,163                   123,500       10,000           16,112
  of the Company and President and   1993      260,000         142,881                            10,500                15,192
  Chief Executive Officer of  1992   248,500       75,000                               13,200      13,776
  Wisconsin Gas

James C. Donnelly, Vice President    1994      251,633         105,020                   123,500       10,000           15,848
  of the Company and President and   1993      236,250         110,174                             7,950                15,203
  Chief Executive Officer of  1992   208,725       35,163                                8,850      13,011
  Sta-Rite

Joseph P. Wenzler, Vice President,   1994      252,650          69,800                    92,625        7,500           15,498
  Treasurer and Chief Financial      1993      245,300         100,629                             9,750                15,131
  Officer of the Company; Vice       1992      245,300          33,695                            13,200                 6,171
  President and Chief Financial
  Officer of Wisconsin Gas; and
  Secretary and Treasurer of
  SHURflo (7)

Robert A. Nuernberg, Secretary       1994      133,000           7,000                    24,700        2,000            9,516
  of the Company; Vice President-    1993      131,000          25,000                             3,000                 9,416
  Corporate Relations and     1992   127,000       16,500                                4,500       9,216
  Secretary of Wisconsin Gas

/TABLE

(1) The amount reported in this column for Mr. Tisdale represents financial planning services. The aggregate amount of personal benefits provided by the Company and its subsidiaries to the other executive officers named in this table in any year, and for Mr. Tisdale in 1992 and 1993, did not exceed the lesser of $50,000 or 10% of each officer's annual salary and bonuses reported in the table for any of the years indicated, except Mr. Wardeberg in 1993.

(2) The amounts in the table reflect the market value on the date of grant of restricted stock awarded under the 1994 Long-Term Performance Plan. The number of shares of restricted stock held by the executive officers named in the table and the market value of such shares as of December 31, 1994, were as follows: Mr. Wardeberg, 6,000 shares, $170,250; Messrs. Schrader and Donnelly, 4,000 shares, $113,500; Mr. Wenzler, 3,000 shares, $85,125; and Mr.
       Nuernberg, 800 shares, $22,700. The restricted stock vests in 1997 provided the Company's three-year (1994-96) total return to shareholders exceeds a pre-established goal. Holders of shares of restricted stock are entitled to receive dividends on such shares.

(3) The amounts shown in this column for 1994 are comprised of the following items: Company contributions to 401(k) and supplemental savings plans: Mr. Tisdale $2,063; Mr. Wardeberg $16,375; Mr. Schrader $13,246; Mr. Donnelly $12,982; Mr. Wenzler $12,632; and Mr. Nuernberg, $6,650. Supplemental medical insurance premium: Mr. Tisdale $239; Mr. Wardeberg $2,866; Mr. Schrader $2,866; Mr. Donnelly $2,866; Mr. Wenzler $2,866; and Mr. Nuernberg, $2,866.

(4) Mr. Tisdale retired as an executive officer of the Company on February 1, 1994.

(5)    Includes vacation pay accrued but unused in 1994.

(6) On February 1, 1994, Mr. Wardeberg was elected as President and Chief Executive Officer of the Company and as Chairman of Wisconsin Gas, Sta-Rite and SHURflo.

(7)    Mr. Wenzler was elected Secretary and Treasurer of SHURflo on July
       28, 1994.

Stock Option Information
------------------------
  The Company has in effect equity plans pursuant to which options to purchase Common Stock may be granted to key employees (including executive officers) of the Company and its subsidiaries. The following tabulation sets forth information regarding grants of options made by the Company in 1994 to the executive officers named in the Summary Compensation Table. No SARs were awarded in 1994.
                       OPTION/SAR GRANTS IN 1994 FISCAL YEAR

                        Individual Grants
----------------------------------------------------------------------------------
                                   Percent of Total
                    Number of Sec. Options Granted          Exercise or          Grant Date
                    Under. Opt./SARs               to Employees       Base Price      Expiration       Present
        Name        Granted (#)(1) in Fiscal Year   ($/sh.)     Date     Value(2)
------------------- ----------------              ----------------    -----------     ---------     ----------
Stuart W. Tisdale       2,000 (3)          0      $  30.4375             2/22/04     $   8,200
George E. Wardeberg    15,000           12.7         30.625    2/23/04        61,500
Thomas F. Schrader     10,000            8.5         30.625    2/23/04        41,000
James C. Donnelly      10,000            8.5         30.625    2/23/04        41,000
Joseph P. Wenzler       7,500            6.4         30.625    2/23/04        30,750
Robert A. Nuernberg     2,000            1.7         30.625    2/23/04         8,200

/TABLE

(1) The options reflected in the table (which are nonstatutory stock options for purposes of the Internal Revenue Code) were granted on February 22, 1994 and vest ratably over the three-year period from the date of grant.

(2) Amounts in this column were calculated using the Black-Scholes option pricing model. The model assumes: (a) an option term of 10 years;
     (b) a risk-free interest rate of 6.5%; (c) volatility (variance of rate of return) of .1828; (d) an annual discount of 3% over the vesting period for the risk of forfeiture; and (e) a dividend yield of 5.87%. The actual value, if any, that an optionee may realize upon exercise will depend upon the excess of the price of the Common Stock over the option exercise price on the date that the option is exercised. There is no assurance that the value received by the optionee will be at or near the value estimated by the Black-Scholes model.

(3) These options were granted to Mr. Tisdale, in his capacity as a director, under the 1992 Director Stock Option Plan. See Compensation of Directors. Mr. Tisdale received no options in 1994 in his capacity as an executive officer of the Company, as he retired as an executive officer on February 1, 1995.

     The following tabulation sets forth information regarding the exercise of stock options during 1994 and the unexercised options held at December 31, 1994, by each of the executive officers named in the Summary Compensation Table.

            AGGREGATED OPTION/SAR EXERCISES IN 1994 FISCAL YEAR, AND FY-END OPTION/SAR VALUES

                                               Numbers of Securities        Value of Unexercised
                                               Underlying Unexercised      In-the-Money Options/
                                             Options/SARs at FY-End (#)      SARs at FY-End ($)
                  Shares Acquired               Value    ----------------------------              ----------------------------
Name               on Exercise(#)            Realized ($)               Exercisable Unexercisable  Exercisable    Unexercisable
-------------------             ---------------           ------------  ----------- -------------  -----------    -------------
Stuart W. Tisdale     107,592    $   553,659                2,000               0   $        0     $          0

George E. Wardeberg                       0                         0          0       23,000               0           14,256

Thomas F. Schrader                    3,000       50,438                  72,400       17,900         516,468           21,044

James C. Donnelly           0              0               45,200          15,600      312,706           14,431

Joseph P. Wenzler       2,600         33,069               67,200          15,150      467,721           20,778

Robert A. Nuernberg                   5,000       86,875   32,600           4,500      260,256            8,031

                   Pension and Retirement Plans

     The Company and its subsidiaries maintain pension and retirement plans in which the executive officers and other employees participate. The companies also maintain supplemental retirement plans for officers and certain other employees to reflect certain compensation that is excluded under the retirement plans and to provide benefits that otherwise would have been accrued or payable except for the limitations imposed by the Internal Revenue Code.

     The following tabulation sets forth the annual retirement benefits payable under the pension plans, as supplemented, for the indicated levels of final average earnings with various periods of credited service. Benefits reflected in the table are based on an assumed retirement age of 65.

                        PENSION PLAN TABLE

                                       Years of Service
            ---------------------------------------------------------
Remuneration           15        20        25        30        35
          ------------        --------  --------  --------  --------  --------
$ 200,000           $ 58,561  $ 78,081  $ 89,341  $ 92,341  $ 95,341

  250,000             73,411    97,881   111,991   115,741   119,491

  300,000             88,261   117,681   134,641   139,141   143,641

  350,000            103,111   137,481   157,291   162,541   167,791

  400,000            117,961   157,281   179,941   185,941   191,941

  450,000            132,811   177,081   202,591   209,341   216,091

  500,000            147,661   196,881   225,241   232,741   240,241

  550,000            162,511   216,281   247,891   256,141   264,391

  600,000            177,361   236,481   270,541   279,541   288,541


     The compensation covered by the pension plan, as supplemented, for the named executive officers includes all compensation reported for each individual as salary and bonus in the Summary Compensation Table. Messrs. Wardeberg, Schrader, Donnelly, Wenzler and Nuernberg have 5, 16, 7, 21 and 25 years, respectively, of credited service under the pension plan. Mr. Tisdale, who retired February 1, 1994, receives retirement benefits computed under the benefit formula based on 30 years of credited service. Pursuant to a supplemental retirement plan, Messrs. Schrader and Nuernberg will receive a supplemental retirement benefit of $25,000 per year for 15 years beginning at age 65, payable in monthly installments.
     A retired executive officer who is married at the time of retirement and selects one of the available joint and surviving spouse annuity payment options will also receive the difference between the monthly benefits payable under the single life annuity payment option and the 50% joint and surviving spouse annuity payment option for the lives of the retired officer and spouse. Upon the death of the retired officer, the surviving spouse will receive 50% of the supplemental benefit for life.
     The retirement benefits set out in the above table are based on a straight life annuity. The election of other available payment options would change the retirement benefits shown in the table. The plan does not provide for reduction of retirement benefits to offset Social Security or any other retirement benefits.

   BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Company's executive compensation program is administered by the Compensation Committee of the Board. The Compensation Committee is comprised of three independent, non-employee directors. Following Compensation Committee review and approval, matters relating to executive compensation (other than the grant of stock options and restricted stock) are submitted to the full Board for approval. The Compensation Committee utilizes an independent compensation consultant. The consultant provides advice to the Committee on compensation-related issues, including incentive plan design and competitive compensation data for officer positions.

Compensation Policies
---------------------
     Policies are used to set a general direction and as a backdrop against which specific compensation decisions are made.

     - Design of executive pay programs is intended to attract and retain top talent, motivate and reward performance.

     - Differences in pay practices and performance measures between the Company's primary lines of business are recognized.

     - Compensation opportunities, by component and in the aggregate, are targeted at the median (50th percentile) of competitive practice.

     - Achievement of incentive compensation levels is dependent on attainment of performance goals as agreed to by the Board annually. These goals relate to the achievement of the Company's operating and financial plan, individual objectives and milestones in the Company's longer-term strategic plan.

     - In business units where an all-employee bonus or profit-sharing program exists, a portion of each executive's incentive compensation is determined on the same criteria.

     - The focus on enhancement of shareholder value is accomplished by tying a significant portion of total pay to performance of the Company's stock.

     In assessing executive performance and pay, the members of the Compensation Committee consider and weigh in their judgment factors outside the formal incentive plans. These factors include operational and financial measures not specifically incorporated in the incentive plans, and actual performance in dealing with unanticipated business conditions during the year. The Compensation Committee believes such factors should be considered in addition to the more formalized factors to assess and reward executive performance properly.

     Base salary midpoints, annual incentive targets and long-term incentive grants are set based on a competitive analysis conducted by the independent compensation consultant. As indicated above, compensation opportunities, by component and in the aggregate, are set at or near the 50th percentile of competitive practice for comparably sized organizations. Rates for the gas utility positions are set using survey sources from the utility industry. There is substantial overlap between the companies in these surveys and the companies used in the peer company index in the Performance Graph. Rates for the nonutility positions are set using survey sources from general industry; there is no overlap with the Performance Graph peer companies here.

Components of Compensation
--------------------------
     Base salary -- The Compensation Committee targets salary range midpoints as indicated above. Individual salaries range above and below the midpoint based upon an individual's past and current performance, and expectations for future performance. The factors considered in this review are job specific and vary depending on the individual's position. There is no specific weighting given to these factors.

     Annual incentive plan -- The Company's annual incentive compensation plan tailors each officer's incentive potential to that officer's Company and subsidiary responsibilities. The plan sets incentive targets ranging from 20% to 50% of base salary. The plan is designed to compensate the officers primarily on a formula basis. For the Chief Executive Officer and the Chief Financial Officer, the formula bases 75% of the targeted award on the Company's earnings per share (EPS) and 25% on individual performance objectives. For Company Vice Presidents, who are also the subsidiary presidents, the formula bases 25% of the targeted award on the Company's EPS, 25% on individual performance objectives, and 50% on subsidiary performance objectives. Subsidiary performance objectives for Wisconsin Gas include financial, customer service and safety objectives (weighted at 67% of this component) and financial objectives (weighted at 33%). Performance objectives for Sta-Rite include net earnings (weighted at 67% of this component) and return on assets (weighted at 33%). Individual performance objectives vary among the officers, but may include such things as cost management, product development, sales growth, personnel management and development, and management of specific projects. The Compensation Committee exercises its judgment on a case-by-case basis in determining the weight to be accorded any individual performance objective.

     Long-term incentive plan -- The Company's long-term incentive compensation plan provides for annual awards of stock options and biennial awards of performance-based restricted stock. The plan splits an officer's long-term incentive opportunity equally (based on value) between stock options and performance-based restricted stock. The independent compensation consultant provides the Compensation Committee with a long-term incentive grant schedule that approximates a market median grant opportunity. The Compensation Committee reserves the right to adjust this schedule upward or downward based on Company performance; however, it is the Compensation Committee's intention that in most cases grants will be provided at targeted levels.

     Stock options may be incentive stock options or nonstatutory options which have a term of not more than ten years and have an exercise price equal to the fair market value on the date of grant. The Compensation Committee determines the manner and conditions under which the options become exercisable. The number of options granted is based on the participant's office or position, with an equal number of shares generally being granted to individuals holding the same or similar positions, such as vice president of an operating subsidiary. Performance-based restricted stock will vest three years from the year of grant provided the Company's three-year total return to shareholders equals or exceeds pre-established goals relative to the Performance Graph peer group (the Paine Webber Gas Distribution Utility Index). For other subsidiary officers who participate in the plan, the restricted stock will vest in three-years provided the appropriate subsidiary's three-year financial performance (three-year cumulative earnings for Wisconsin Gas and return on assets for Sta-Rite) equals or exceeds the pre-established goal.

Compensation of Officers
------------------------
     The Compensation Committee sets base salaries of officers within the established ranges. The Compensation Committee considers specified financial measures tailored to the Company and each subsidiary, each officer's contribution to achieving corporate goals, and such officer's achievement of personal performance objectives. Examples of financial measures are net income earned relative to budget, return on total assets, return on sales, and rate of return earned versus allowed. The Compensation Committee weighs the financial measures differently for each officer, in recognition that the Company's principal subsidiaries operate in different industries with different compensation practices and that the officers' responsibilities differ. For example, the rate of return earned versus that nominally allowed by state regulatory authorities having jurisdiction over the gas utility subsidiary is applicable only to officers of the utility company, whereas return on total assets and return on sales are applicable primarily to officers of the manufacturing subsidiaries. Examples of personal performance objectives considered by the Compensation Committee are set out above in the discussion of the Annual Incentive Plan. The Compensation Committee exercises its judgment in determining the relative weight to be accorded each personal objective.

     As stated above, each officer's annual incentive award, if any, is based on a formula, although the Compensation Committee exercises its judgment in determining the weights to be accorded the achievement of personal objectives. Long-term incentive awards (stock options and restricted stock) are also formula-based, with individual awards being set relative to the officer's position. The specific number of stock options awarded is based on the number of options to be awarded to all key employees of the Company and its subsidiaries and the number of options previously granted and outstanding, as determined by the Compensation Committee. Options granted in 1994 were non-statutory, have a term of ten years, and first become exercisable one-third each year on the first, second and third anniversary of the grant. Restricted stock grants were made at the targeted amounts.

Compensation of the Chief Executive Officer
-------------------------------------------
     Stuart W. Tisdale served as the Company's Chief Executive Officer until February 1, 1994. Mr. Tisdale received no long-term incentive award or any increase in base salary in 1994. He received a prorated annual incentive award of $33,538.

     For 1994, the Compensation Committee increased the base salary of George E. Wardeberg, the Company's Chief Executive Officer beginning February 1, 1994, by $78,000 or 29% effective April 1, 1994. The increase reflects his increased responsibilities as Chief Executive Officer, his overall performance, as demonstrated by the increase in the Company's total return to shareholders in 1993 compared to the peer group which is shown in the graph in the Performance Presentation section below, and his position in the salary range. The increase sets Mr. Wardeberg's salary in the first quartile of the range targeted by the Compensation Committee.

     The Compensation Committee awarded Mr. Wardeberg 15,000 nonstatutory stock options and 6,000 shares of performance-based restricted stock in 1994. The number of options and the number of shares of restricted stock awarded were at the targeted number established in the long-term incentive compensation plan.

     The annual incentive award to Mr. Wardeberg for 1994 was $113,200, or 35% of his salary as compared to a target of 50% of salary. This award reflects Mr. Wardeberg's contributions to the Company during 1994. The less than targeted incentive award was caused by certain financial objectives not being met due to weather that was 9% warmer than normal. This resulted in less than targeted earnings at the Company's gas distribution operation. However, the Company's manufacturing operations had a strong year with net earnings up 51% for the year. As a result, WICOR's net earnings and earnings per share increased 13% and 9%, respectively. WICOR also outperformed its industry peers, achieving a total return to shareholders ranking in the top third nationwide. In addition, Mr. Wardeberg accomplished his personal objectives in the areas of growth, human resources and preserving the Company's financial strength. The Compensation Committee exercised its judgment in determining the weights accorded to his accomplishment of these personal objectives.

Compliance with Tax Regulations
-------------------------------
     The Company has considered the implications of the Section 162(m) tax rules regarding deductibility of annual executive compensation over $1 million. The cash compensation levels for Company officers fall well below this level and, hence, no specific changes are proposed to the cash compensation program. However, it is important to note that most of the components of compensation described above are consistent with the tax rules regarding performance-based compensation incentives.

     The Compensation Committee did, however, seek qualification of the stock components of the program as "performance-based compensation" plans pursuant to these tax rules. To that end, proposals were included in the 1994 Proxy Statement establishing a per-person limitation for stock option and restricted stock awards. The proposals were approved by the shareholders.

                             Wendell F. Bueche, Chairman
                             Daniel F. McKeithan, Jr.
                             Guy A. Osborn
                             Members of the Compensation Committee

                     PERFORMANCE PRESENTATION

     The following graph compares the yearly percentage change in the Company's cumulative total shareholder return (dividends declared plus share appreciation) to the S&P 500 Stock Index and the Paine Webber Gas Distribution Utility Index, comprised of 35 U.S. natural gas distribution utilities. The Paine Webber index is identical to the Kidder, Peabody Gas Distribution Utility Index used by the Company in prior years. The name change reflects the acquisition of Kidder, Peabody by Paine Webber in 1994. The information presented assumes that all dividends were reinvested.


     [Performance graph will appear here.]

             Comparison of Five-Year Cumulative Return
                 Among WICOR, Inc., S&P 500 Index
          and Paine Webber Gas Distribution Utility Index

                     Measurement Period - FYE
               Measurement Point - December 31, 1988

                  1988     1989     1990     1991      1992     1993
                 ------   ------   ------   ------    ------   ------
WICOR            $ 100    $ 135    $ 114    $ 151     $ 180    $ 218

S&P 500                   $ 100    $ 132    $ 128     $ 166    $ 179     $ 197

Paine Webber     $ 100    $ 134    $ 130    $ 149     $ 175    $ 199


                       SHAREHOLDER PROPOSALS

  Proposals which shareholders of the Company intend to present at the 1996 Annual Meeting of Shareholders must be received by the Company by the close of business on November 19, 1995.

                           OTHER MATTERS

  Arthur Andersen LLP was retained as the Company's independent auditors for the year ended December 31, 1994 and, upon the recommendation of the Audit Committee, the Board has reappointed Arthur Andersen as independent public accountants for the Company for the year ending December 31, 1995. A representative of Arthur Andersen is expected to be present at the Annual Meeting with the opportunity to make a statement if such representative desires to do so, and it is expected that such representative will be available to respond to appropriate questions.

  The Company will file with the Securities and Exchange Commission on or before March 31, 1995, an annual report on Form 10-K for the fiscal year ended December 31, 1994. The Company will provide without charge a copy of this Form 10-K (including financial statements and financial statement schedules, but not including exhibits thereto) to each person who is a record or beneficial holder of shares of Common Stock as of the record date for the Annual Meeting and who submits a written request for it. A request for a Form 10-K should be addressed to Robert A. Nuernberg, Secretary, WICOR, Inc., P.O. Box 334, Milwaukee, Wisconsin 53201.

  Management does not intend to present to the Annual Meeting any matters other than the matters described in this Proxy Statement. Management knows of no other matters to be brought before the Annual Meeting. However, if any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote thereon in accordance with their best judgment.

  The cost of soliciting proxies will be borne by the Company. The Company expects to solicit proxies primarily by mail. Proxies may also be solicited personally and by telephone by certain officers of the Company and regular employees of its subsidiaries. The Company may reimburse brokers and other nominees for their expenses in communicating with the persons for whom they hold Common Stock.



                                  By Order of the Board of Directors

                                  Robert A. Nuernberg
March 10, 1995                    Secretary

                            APPENDIX I

                  WICOR VOTER AUTHORIZATION CARD

                                                   [X] Please mark your
                                                      votes as this
                                                     WICOR
                                             VOTING AUTHORIZATION
----------------------------------------------------------------------------
  The Board of Directors recommends a vote FOR all nominees in Item 1.
----------------------------------------------------------------------------

1.  Election of the following nominees as directors for three-year terms:

     Wendell F. Bueche, Daniel F. McKeithan, Jr., George E. Wardeberg and Essie M. Whitelaw

    FOR all nominees         WITHHOLD
    (except as marked        AUTHORITY
    to the contrary)     to vote for all nominees
         / /                    /  /
    (Instruction: To withhold authority to vote
     for any nominee write the name below)
    -------------------------------------------
    . . . . . . . . . . . . . . . . . . . . . .  Please check this box if
    .                                         .  you plan to attend the
    .                                         .  annual meeting
    .                                         .         / /
    .                                         .
    .                                         .  This Voting Authoriza-
    .                                         .  tion is Solicited by the
    .                                         .  Board of Directors
    . . . . . . . . . . . . . . . . . . . . . .

Signature(s) _________________________________    Date ________________

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                                        FOLD AND DETACH HERE
March 9, 1995

Dear WICOR Shareholder:

Enclosed is a notice of WICOR's annual shareholders meeting, coming up
April 27, 1995, in Milwaukee. Also enclosed is a proxy statement and voting authorization card. You have already received a copy of the 1994 WICOR annual report.

It's important that you fill out and return the authorization card as soon as possible. It entitles you, as an owner of WICOR common stock through our company's savings plan, to vote your interest at the annual meeting.

Filing out the card directs Citibank, N.A., as Trustee of your shares held in the savings plan as of February 17, 1995, to vote them on your behalf. You must return your marked and signed card in order to have the Trustee vote your shares.

The WICOR Board of Directors urges you to exercise this right to vote. To make sure your vote counts, and to prevent the expense of WICOR sending further reminder notices, please mark and sign your voting authorization card now and return it to the Trustee in the enclosed envelope.

Thank you,

Sincerely,
Robert A. Nuernberg
Secretary

YOUR VOTE IS IMPORTANT. TO ASSURE YOUR REPRESENTATION AT THE WICOR SHAREHOLDERS ANNUAL MEETING, MARK YOUR VOTES ON THE ENCLOSED VOTING AUTHORIZATION CARD, DATE IT, SIGN IT EXACTLY AS YOUR NAME APPEARS AND RETURN IT TODAY IN THE ENCLOSED ENVELOPE.


         ---  (BACKSIDE OF VOTER AUTHORIZATION FORM)  ---

                              WICOR

                      VOTING AUTHORIZATION


The undersigned acknowledges receipt of the WICOR, Inc. Annual Report for 1994 and the proxy solicitation material relative to the Annual Meeting of Shareholders of WICOR, Inc. to be held April 27, 1995. As to my interest in the Common Stock of WICOR, Inc. held by Citibank, N.A., the Trustee under the Wisconsin Gas Company Non-Union Employees' Savings Plan, Wisconsin Gas Company Local 6-18 Savings Plan and Wisconsin Gas Company Local No. 1 Savings Plan, or held by M and I Marshall and Ilsley Bank, the trustee under the Sta-Rite Industries' Incentive Savings Plan, I hereby instruct the Trustee to vote as indicated on the reverse side.



The shares represented by this authorization will be voted as directed by the undersigned. If no direction is given when the duly executed authorization is returned, the Trustee cannot vote such shares.



THIS VOTING AUTHORIZATION IS SOLICITED BY THE BOARD OF DIRECTORS FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS OF WICOR, INC., APRIL 27, 1995.

                                    (continued on the reverse side)

                            APPENDIX II

                      COMMON STOCK PROXY CARD
                                                  /X/  Please mark your
                                                       votes as this
                               WICOR
                               PROXY
------------------------------------------------------------------------
The Board of Directors recommends a vote FOR all nominees in Item 1.
------------------------------------------------------------------------
1. Election of the following nominees as directors for three-year terms:
   Wendell F. Bueche, Daniel F. McKeithan, Jr., George E. Wardeberg and Essie M. Whitelaw

   FOR all nominees           WITHHOLD
   (except as marked          AUTHORITY
    to the contrary)   to vote for all nominees
         / /                     / /

    (Instruction: To withhold authority to vote for
     any nominee write the name below)
    -----------------------------------------------
                                               Please check this box
                                               if you plan to attend
                                               the annual meeting
                                                       [  ]
                                               This Proxy is Solicited
                                               by the Board of Directors
Signature(s) ____________________________________    Date __________________

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                       FOLD AND DETACH HERE
March 9, 1995

Dear WICOR Shareholder:

We're pleased to send you the enclosed 1994 annual report and proxy materials. I hope you'll find the annual report interesting and informative, and that you'll exercise your right to vote at the annual meeting by returning your proxy card promptly.

I'd also like to invite you to attend WICOR's Annual Meeting of Shareholders on Thursday, April 27, 1995. This year's meeting will be held at the Italian Community Center, 631 East Chicago Street, Milwaukee, Wisconsin, beginning at 2:00 p.m. (Central Time). A map with directions to the center is on the reverse side of this letter. Free parking is available in a lot on the south side of the building.

At the meeting, we will elect directors, discuss 1994 performance and talk about the future. As an investor in WICOR, you have a right and a responsibility to vote on issues affecting your company. Regardless of whether you plan to attend the annual meeting, please mark the appropriate boxes on the proxy form, and then date, sign and promptly return the form in the enclosed, postage-paid envelope. If you sign and return the proxy form without specifying your choices, your shares will be voted according to the recommendations of your board of directors.

If you plan to attend the annual meeting, please check the appropriate box on the proxy card. We welcome your comments and suggestions, and we will provide time during the meeting for questions from shareholders. I hope to see you on April 27.

Sincerely,

George E. Wardeberg
President and Chief Executive Officer

                               WICOR

                     COMMON SHAREHOLDER PROXY

The undersigned hereby appoints George E. Wardeberg and Joseph P. Wenzler, and each of them, as proxy with the power of substitution (to act by a majority present or if only one acts then by that one) to vote for the undersigned as indicated on the reverse side and in their discretion on such other matters as may properly be considered at the Annual Meeting of Shareholders of WICOR, Inc. to be held Thursday, April 27, 1995, at 2:00 P.M., at the Italian Community Center, 631 E. Chicago Street, Milwaukee, Wisconsin, and at any adjournments thereof.

The shares represented by this proxy will be voted as directed by the shareholder. If no direction is given when the duly executed proxy is returned, such shares will be voted "FOR" all nominees in Item 1 and in the discretion of the proxies on any other items of business as may properly arise at the meeting.

Please mark, date and sign on the reverse side exactly as name appears and return in the enclosed postage-paid envelope. If shares are held jointly, each shareholder named should sign. If signing as attorney, administrator, executor, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by duly authorized officer.



THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS OF WICOR, INC., APRIL 27, 1995.

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                       FOLD AND DETACH HERE



           Map of downtown Milwaukee, Wisconsin, showing location of annual meeting.

                           APPENDIX III

             Proxy cover letter to Sta-Rite employees.



March 10, 1995


Dear Incentive Savings Plan Participant:

This year, for the first time, employees who hold WICOR stock through Sta-Rite's 401K (Incentive Savings Plan) are receiving the enclosed WICOR Proxy statement and Voter Authorization Card. These materials make it possible for you to vote your stock at WICOR's annual meeting, which will be held at the Italian Community Center in Milwaukee on April 27.

I encourage you to exercise your right to vote by filling out the authorization card and returning it as soon as you can. The card allows the Trustee of your shares to vote the shares on your behalf as you direct.

This year, as you will notice on the Voter Authorization Card, four of the ten directors on the WICOR Board of Directors are up for reelection to the board. A complete list of board members appears in the enclosed proxy statement and in the annual report, which you should have already received. The report also contains a variety of significant financial data and other important information about our parent company and its subsidiaries, including Sta-Rite.

As the accompanying letter from Mr. Nuernberg says, your vote is important. I hope you will return your signed voting authorization card today.

Thank you.

Sincerely,

Jim Donnelly
President and CEO